Mail Stop 4561

October 27, 2006

Mr. Charles F. Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA   19406

> **Re: Universal Health Realty Income Trust**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-09321**

Dear Mr. Boyle:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your responses. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies

Investments in Limited Liability Companies ("LLCs"), page 59

1. In future filings please disclose the rights that the minority shareholder possesses that prevent you from consolidating investments in LLCs which you own greater than 50%. In your response dated November 5, 2004 you indicated that an affirmative vote of all members is required to dispose of properties and approve annual budget.

Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006

Note 2 – Relationship with Universal Health Services, Inc. (UHS) and Related Party
Transactions, page 7

2. You disclosed that UHS elected to offer substitution properties to you in exchange
    for your Chalmette Medical Center as a result of the damage caused by Hurricane
    Katrina. You also disclosed that you expect to record the excess of the FMV of
    Chalmette ($24 million) over the combined book value of the property damage
    receivable from UHS and the land held for exchange ($8.3 million in total), as
    income in the period the exchanged and substituted assets are transferred to you.
    Please tell us how you determined that it was appropriate to recognize a gain on
    this transaction. Please cite the accounting guidance that you relied upon and
    specifically include an analysis of the transaction under paragraphs 20 and 21 of
    APB 29 as amended by SFAS 153. The first part of this transaction appears to
    fall under FIN 30 whereby you have an involuntary conversion of a non-monetary
    asset for a monetary asset (insurance proceeds). In the second part of the
    transaction you exchange the damaged property and the insurance proceeds for
    new property worth approximately $25 million. This part of the transaction
    appears to fall under APB 29 and it appears that you would be required to record
    the new property at the value of the assets transferred (insurance proceeds and
    land).

******

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief